September 4, 2018

VIA EDGAR

Mr. James E. O’Connor

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Registration Statement on Form N-2
Post-Effective Amendment No. 3
Filed August 21, 2018
File No. 333-217222

Dear Mr. O’Connor and Ms. Fettig:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comment of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on August 29, 2018, relating to Post-Effective Amendment No. 3 to GECC’s Registration Statement on Form N-2 filed on August 21, 2018.

Note 12 – Affiliated and Controlled Investments, Page F-65

1. We acknowledge receipt from GECC of revised significant subsidiary test calculations, based on Item 1-02(w) of Regulation S-X and discussions with the Staff, for PE Facility Solutions, LLC. Assuming such revised significant subsidiary calculation methodology had been used at December 31, 2017, please disclose whether additional disclosure would have been included in GECC’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Annual Report”).

RESPONSE: In response to the Staff’s comment, GECC acknowledges that had it used the revised significant subsidiary calculation methodology requested by the Staff at December 31, 2017, it would have included separate audited financial statements for the year ended December 31, 2017 for PE Facility Solutions, LLC with the Annual Report.

* * * * *

GECC believes that the information contained in this response letter is responsive to the oral comment received from the Staff on August 29, 2018.

U.S. Securities and Exchange Commission

Division of Investment Management

September 4, 2018

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day